Exhibit 4.9

IDEANOMICS, INC.

Description of the Securities Registered Pursuant to

Section 12 of the Securities Exchange Act of 1934

The following description is a summary of the terms of our common stock, which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. The following description is qualified in its entirety by reference to our Articles of Incorporation, as amended (“Articles of Incorporation”), and Bylaws, as amended (“Bylaws”), each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and certain applicable provisions of the Nevada Revised Statutes.

General

Our authorized capital stock consists of 1,500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share, of which 7,000,000 shares are designated as series A preferred stock,. As of March 29, 2021, 419,314,800  shares of common stock were issued and outstanding.

Common Stock

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock may, pursuant to our Bylaws, receive dividends out of funds legally available if our board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board may determine. We have not paid any dividends on our common stock and do not contemplate doing so in the foreseeable future.

Voting Rights. In accordance with Nevada Revised Statutes Section 78.350, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Articles of Incorporation.

No Preemptive or Similar Rights. In accordance with Nevada Revised Statutes Section 78.267, our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distribution. In accordance with Nevada Revised Statutes Sections 78.565 to 78.620, if we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable among the holders of our common stock and our participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable. In accordance with NRS Sections 78.195 and 78.211 and the assessment of our board, all of the outstanding shares of our common stock are fully paid and nonassessable.

Nasdaq Capital Market. Our shares of common stock trade on The Nasdaq Capital Market under the symbol IDEX.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is TransferOnline.

Blank Check Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, par value $0.001 per share. Pursuant to our Articles of Incorporation, our board is authorized to authorize and issue preferred stock and to fix the designations, preferences and rights of the preferred stock pursuant to a board resolution. Our board may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

Provisions of the Nevada Revised Statutes and our Articles of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of takeover practices and takeover bids our board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Blank Check Preferred. Our Articles of Incorporation permit our board to issue preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders. The issuance of our preferred stock could delay or prevent a change of control of our company.

Board Vacancies to be filled by Remaining Directors. Our Bylaws provide that casual vacancies on the board may be filled by the remaining directors then in office.

Removal of Directors by Stockholders. Our Bylaws and the Nevada Revised Statutes provide that directors may be removed with or without cause at any time by a vote of two-thirds of the stockholders entitled to vote thereon, at a special meeting of the stockholders called for that purpose.

Stockholder Action. Our Bylaws provide that special meetings of the stockholders may be called by the board or such person or persons authorized by the board.

Amendments to our Articles of Incorporation and Bylaws. Under the Nevada Revised Statutes, our Articles of Incorporation may not be amended by stockholder action alone. Amendments to our Articles of Incorporation require a board resolution approved by the majority of the outstanding capital stock entitled to vote. Our Bylaws may only be amended by a majority vote of the stockholders at any annual meeting or special meeting called for that purpose. Subject to the right of stockholders as described in the immediately preceding sentence, the board has the power to make, adopt, alter, amend and repeal, from time to time, our Bylaws.

Nevada Anti-Takeover Statute. We may be subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes Sections 78.411 to 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The Nevada Revised Statutes limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our Articles of Incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under Nevada Revised Statutes and in our Articles of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, except as may be required under the listing rules of any stock exchange on which our common stock is then listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.